RBC Bearings Incorporated

One Tribology Center
Oxford, Connecticut 06478
Telephone: (203) 267-5043
Fax: (203) 267-5001

VIA EDGAR

January 13, 2016

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	RBC Bearings Incorporated

Form 10-K for the Fiscal Year Ended March 28, 2015

Filed May 27, 2015

Form 10-Q for Fiscal Quarter Ended September 26, 2015

Filed November 5, 2015

File No. 0-51486

Dear Mr. O’Brien:

We are responding to your letter, dated December 23, 2015, to Daniel A. Bergeron, Chief Financial Officer of RBC Bearings Incorporated (the “Company”), regarding the Company’s above-referenced Form 10-K and Form 10-Q. For ease of reference, we have repeated the comments contained in your letter preceding our responses.

Form 10-Q for the Fiscal Quarter Ended September 26, 2015

10. Acquisitions, page 15

1. We note your disclosure that management has not completed its analysis of estimating the fair value of certain contingent liabilities. Please tell us why you have not included the disclosures required by ASC 450-20-50 for these contingent liabilities. Please refer to ASC 805-20-50-1.d for additional guidance.

Response:

The amount of contingent liabilities is approximately $700 thousand and is associated with legal contingencies. Due to the immaterial amount involved, no disclosure was made under ASC 450-20-50 or ASC 805-20-50-1.d, but the Company did feel that in the context of the allocation of purchase price disclosure it was prudent to note that some contingent liabilities did exist.

1

2. We note from the financial statements included in the Form 8-K/A filed on July 10, 2015, that Sargent enters into bill and hold arrangements with its customers. Please tell us the extent to which revenues were recognized for bill and hold arrangements during the six-months ended September 26, 2015, and also during the periods presented in the Form 8-K/A.

Response:

A)	In the six-months ended September 26, 2015 $6.2 million of revenue was recognized for two customer Ship-In-Place arrangements. This was 2.1% of the Company’s total net sales.

B)	In the 12-months ended December 31, 2014 $7.2 million of revenue was recognized for one customer Ship-In-Place arrangement.

C)	In the 12-months ended December 31, 2013 $9.0 million of revenue was recognized for one customer Ship-In-Place arrangement.

D)	In the 12-months ended December 31, 2012 $11.2 million of revenue was recognized for one customer Ship-In-Place arrangement.

E)	In the 3-months ended March 31, 2015 $0.8 million of revenue was recognized for two customer Ship-In-Place arrangements.

F)	In the 3-months ended March 31, 2014 $5.2 million of revenue was recognized for one customer Ship-In-Place arrangement.

In future filings the Company will expand its revenue recognition policy as such:

“We recognize revenue on a Ship-In-Place basis for two customers who have required that we hold the product after final production is complete.  In this case, a written agreement has been executed (at the customer’s request) whereby the customer accepts the risk of loss for product that is invoiced under the Ship-In-Place arrangement.  For each transaction for which revenue is recognized under a Ship-In-Place arrangement, all final manufacturing inspections have been completed and customer acceptance has been obtained.”

We will also indicate amount of revenue recognized under Ship-In-Place transactions as a percent of net sales.

2

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 20

3. We note your discussion and analysis of net sales on a consolidated basis that industrial sales decreased 7.5% and aerospace and defense sales decreased 3.8% on an organic basis without any further analysis as to the material facts and circumstances that led to the decline in sales for these markets. Please confirm that you will provide expanded analysis of the material factors impacting your net sales and other line items comprising income from continuing operations. In this regard, we note during the second quarter of fiscal 2016 conference call that the CEO attributed the decline in industrial sales to (a) constrained plant throughput; (b) uneven demand for train components; and (c) weak demand from mining and oil markets. For the decline in aerospace and defense, the CEO attributed the decline to major contract negotiations with Boeing and Airbus delaying order placement for the last six months and due to a price pruning strategy.

Response:

In future filings we will provide expanded analysis of the material factors impacting net sales and other line items comprising income from continuing operations.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please feel free to contact me directly at 203-267-5043.

RBC Bearings Incorporated

/s/ Thomas J. Williams

Thomas J. Williams

General Counsel and Secretary

3